EXHIBIT 12.8
PENNSYLVANIA ELECTRIC COMPANY
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(Dollars in thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$84,182	$92,938	$88,170	$65,388	$59,492
Interest and other charges, before reduction for amounts capitalized and deferred	45,278	54,840	59,424	54,605	69,864
Provision for income taxes	56,539	64,015	57,647	45,694	41,173
Interest element of rentals charged to income (a)	3,247	3,214	3,319	3,141	3,385

Earnings as defined	$189,246	$215,007	$208,560	$168,828	$173,914

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$45,278	$54,840	$59,424	$54,605	$69,864
Interest element of rentals charged to income (a)	3,247	3,214	3,319	3,141	3,385

Fixed charges as defined	$48,525	$58,054	$62,743	$57,746	$73,249

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	3.90	3.70	3.32	2.92	2.37

(a)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.